GRUPO CASA SABA, S.A.B. DE C.V.
Annual General Ordinary Shareholders' Meeting
April 30, 2009

SUMMARY OF RESOLUTIONS

ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING

I. Presentation, and in its case approval of the report submitted by the Board of Directors for the year ended on December 31, 2008, pursuant to Article 172 of the General Law of Commercial Companies, including the financial statements for the year ended on December 31, 2008.

The following were approved in their entirety: (i) the Company’s audited financial statements and those of its subsidiaries for the fiscal year beginning on January 1 and ending on December 31, 2008; and (ii) the report on the operations and activities in which the Board of Directors participated in during the fiscal year concluded on December 31, 2008.

II. Presentation, and in its case, approval of the report of the fulfillment of the tax obligations of the Company regarding the fiscal year concluded in 2007.

The report regarding the Company’s fulfillment of its fiscal obligations with respect to fiscal year 2007 was approved in its entirety.

III. Proposal, and in its case approval of allocation of profits which shall include the approval and payment of a dividend for the shareholders up to the amount of MXN$170,000,000.00 (one hundred seventy million 00/100 Mexican pesos).

On December 31, 2008 the Company had a net income of $595,118,000.00 (five hundred ninety five million one hundred eighteen thousand and 00/100 Mexican pesos). As a result it was resolved to apply 5% (five percent) of the profits obtained during fiscal year 2008 to the Company’s legal reserve, pursuant to Article 20 of the General Law of Commercial Companies.

In addition, it was resolved to declare a cash dividend of $0.6405 M.N. per share, up to the amount of $170,000,000.00 (one hundred seventy million and 00/100 Mexican pesos), which will be taken from the Net Consolidated Tax Profit Account.  Said dividend will be paid on the date to be determined by the Company’s Board of Directors, which will be prior to December 31, 2009.

IV. Presentation, and in its case approval of the report submitted by the Chief Executive Officer of the Company, pursuant to article 44 section XI of the Securities Market Law.

The Chief Executive Officer’s report was reviewed and approved for the fiscal period ended on December 31, 2008, pursuant to Article 44, of the Securities Market Law.

V. Presentation, and in its case approval of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

The Board of Directors’ opinion regarding the report submitted by the Chief Executive Officer was reviewed and approved.

VI. Presentation, and in its case, approval of the report submitted by the President of the Audit Committee.

The Audit Committee’s report for the fiscal year ended on December 31, 2008 was approved in its entirety, pursuant to Article 43 of the Securities Market Law.

VII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Board of Directors and the Secretary

As a result of the passing of Mr. Isaac Saba Raffoul, Chairman of the Board of Directors, it was resolved to alter the Board’s integration.  Therefore, it was resolved to: (i) appoint Mr. Manuel Saba Ades as the Chairman of the Board of Directors; (ii) remove Mr. Moisés Saba Ades as Vice Chairman of the Board of Directors; (iii) accept the resignation of Mr. José Elstein Japchik as an independent board member of the Board of Directors and as President of the Company’s Audit Committee; (iv) appoint Mr. Julio Madrazo García, Mr. Fernando Chico Pardo and Mr. Miguel Alemán Magnani as independent board members of the Board of Directors; (v) appoint Mr. Pedro Alejandro Sadurni Gómez as a regular board member of the Board of Directors; and (vi) appoint the rest of the members.

As of today, the Company’s Board of Directors is comprised of the following individuals:

Board of Directors

                          Board Member                                    Post
                     Manuel Saba Ades                                 Chairman
                    Alberto Saba Ades                             Vice-Chairman
                    Gabriel Saba D'jamus                         Board Member
           Pedro Alejandro Sadurni Gomez               Board Member
                   Julio Madrazo García                Independent Board Member
            Gabriel Alarcón Velázquez              Independent Board Member
                Juan Carlos Peralta del Río         Independent Board Member
               Fernando Chico Pardo                 Independent Board Member
                Miguel Alemán Magnani             Independent Board Member
                     Ivan Moguel Kuri           Alternate Independent Board Member

It was resolved to ratify Mr. Francisco Fuentes Ostos as the Company’s Secretary, without being a Board member.

VIII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Audit Committee, and appointment, and in its case ratification of the President of such committee.

It was resolved to ratify Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río as members of the Audit Committee.  Mr. José Elstein Japchik’s resignation was accepted and Mr. Julio Madrazo García was appointed as a Committee member and as its President.

Furthermore, it was resolved that the Audit Committee will continue to carry out its functions in the areas of auditing and corporate practices.

 IX. Presentation, and in its case, approval to eliminate the Executive Committee of the Company.

It was resolved to eliminate the Company’s Executive Committee and, therefore, to accept the resignation of each and every one of its members.

X. Approval of resignations, proposal to appoint, and in its case, ratification of the Chief Executive Officer of the Company.

It was resolved to accept Mr. Manuel Saba Ades’ resignation as the Company’s Chief Executive Officer and to appoint Mr. Gabriel Saba D´jamus  as the Company’s Chief Executive Officer.

XI. Remuneration for the members of the Board of Directors, the Audit Committee, the Executive Committee and the Secretary of the Company.

It was resolved to pay the members of the Board of Directors a fifty peso coin known as a “Centenario” as compensation, or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.  This compensation is not subject to income tax.

XII. Designation of delegates who will formalize the resolutions taken at this meeting.

It was resolved to appoint the following persons as delegates to the shareholders' meeting: Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Francisco Fuentes Ostos, Mr. Patricio Alejandro Trad Cepeda and Ms. Marisol Palomares Navarro, in order for them to appear before the notary public of their choice to execute, in part or in its totality, the resolutions approved during this shareholders meeting, to certify (notarize) the resolutions, in person or with an authorized third party, with the Registro Público de Comercio (Public Register of Commerce) of Mexico City and to perform all of the necessary acts in order to execute the resolutions adopted by the shareholders at the meeting.

In addition, Mr. Manuel Saba Ades, Mr. Pedro Alejandro Sadurni Gómez, Mr. Jesús Guerra de Luna, Mr. Francisco Fuentes Ostos, Mr. Patricio Alejandro Trad Cepeda and Ms. Marisol Palomares Navarro were authorized, as delegates of the shareholders' meeting, to file all notices and notifications and to carry out any necessary action before the National Securities and Banking Commission (Comisión Nacional Banacaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the Securities Depositary Institution (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.) and any other Entity or Institution, public or private, related to the resolutions adopted at the shareholders' meeting.